STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	Note	September 30, 2022	December 31, 2021
Assets			
Current assets			
Cash and cash equivalents		$ 42,185	$ 61,348
Accounts receivable	3	313,770	227,988
Other current assets	6	11,129	10,956
Derivative financial assets	16	15,179	5,668
		382,263	305,960
Property, plant and equipment:			
Crude oil and natural gas properties (full cost method)	4, 5	1,418,814	1,253,505
Other capital assets	4	11,028	13,887
Property, plant and equipment		1,429,842	1,267,392
Other long-term assets	6	7,485	9,756
Right-of-use assets	10	20,490	26,118
Derivative financial assets	16	3,407	—
Deferred income tax asset	14	197,420	380,858
Total Assets		$ 2,040,907	$ 1,990,084
Liabilities			
Current liabilities			
Accounts payable	7	$ 453,684	$ 367,008
Income tax payable	14	1,878	—
Current portion of long-term debt	8	80,600	100,600
Derivative financial liabilities	16	39,454	143,200
Current portion of lease liabilities	10	11,342	10,618
		586,958	621,426
Long-term debt	8	352,644	601,171
Asset retirement obligation	9	155,168	132,814
Derivative financial liabilities	16	2,181	7,098
Lease liabilities	10	11,619	18,265
Deferred income tax liability	14	11,112	—
		532,724	759,348
Total Liabilities		1,119,682	1,380,774
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2022 – 227 million shares			
December 31, 2021 – 244 million shares	15	2,926,217	3,094,061
Paid-in capital		45,608	50,881
Accumulated deficit		(1,750,237)	(2,238,325)
Accumulated other comprehensive loss		(300,363)	(297,307)
		921,225	609,310
Total Liabilities & Shareholders' Equity		$ 2,040,907	$ 1,990,084

Subsequent Events   8, 15, 18

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(US$ thousands, except per share amounts) unaudited	Note	Three months ended September 30, 2022	2021	Nine months ended September 30, 2022	2021
Revenues					
Crude oil and natural gas sales	11	$ 663,532	$ 421,133	$ 1,804,701	$ 982,945
Commodity derivative instruments gain/(loss)	16	56,995	(57,447)	(197,368)	(275,532)
		720,527	363,686	1,607,333	707,413
Expenses					
Operating		103,841	89,102	270,451	212,423
Transportation		41,312	32,508	114,949	87,910
Production taxes		48,169	30,364	127,351	69,132
General and administrative	12	15,745	12,401	48,013	35,376
Depletion, depreciation and accretion		82,225	81,250	219,006	194,392
Asset impairment	5	—	—	—	3,420
Interest		6,471	8,232	18,624	21,642
Foreign exchange (gain)/loss	13	16,109	(14,023)	13,764	(6,269)
Transaction costs and other expense/(income)	9	(368)	(4,735)	12,020	(1,679)
		313,504	235,099	824,178	616,347
Income/(Loss) before taxes		407,023	128,587	783,155	91,066
Current income tax expense/(recovery)	14	7,929	(926)	24,929	2,489
Deferred income tax expense/(recovery)	14	93,149	31,401	174,632	31,049
Net Income/(Loss)		$ 305,945	$ 98,112	$ 583,594	$ 57,528
Other Comprehensive Income/(Loss)					
Unrealized gain/(loss) on foreign currency translation		28,582	(5,111)	29,939	(5,830)
Foreign exchange gain/(loss) on net investment hedge, net of tax	16	(24,276)	(13,728)	(32,995)	2,164
Total Comprehensive Income/(Loss)		$ 310,251	$ 79,273	$ 580,538	$ 53,862
Net Income/(Loss) per share					
Basic	15	$ 1.32	$ 0.38	$ 2.47	$ 0.22
Diluted	15	$ 1.28	$ 0.38	$ 2.40	$ 0.22

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(US$ thousands) unaudited	Three months ended September 30,		Nine months ended September 30,	
	2022	**2021**	**2022**	**2021**
Share Capital				
Balance, beginning of period	$ 3,001,604	$ 3,222,747	$ 3,094,061	$ 3,113,829
Issue of shares (net of tax effected issue costs)	—	—	—	99,516
Purchase of common shares under Normal Course Issuer Bid	(75,387)	(16,500)	(175,803)	(16,500)
Share-based compensation – treasury settled	—	—	7,959	9,402
Balance, end of period	$ 2,926,217	$ 3,206,247	$ 2,926,217	$ 3,206,247
Paid-in Capital				
Balance, beginning of period	$ 41,843	$ 38,056	$ 50,881	$ 49,382
Share-based compensation – tax withholdings settled in cash	—	—	(11,567)	(3,551)
Share-based compensation – treasury settled	—	—	(7,959)	(9,402)
Share-based compensation – non-cash	3,765	3,369	14,253	4,996
Balance, end of period	$ 45,608	$ 41,425	$ 45,608	$ 41,425
Accumulated Deficit				
Balance, beginning of period	$ (2,008,253)	$ (2,503,041)	$ (2,238,325)	$ (2,447,735)
Purchase of common shares under Normal Course Issuer Bid	(36,413)	6,349	(66,132)	6,349
Net income/(loss)	305,945	98,112	583,594	57,528
Dividends declared[1]	(11,516)	(7,929)	(29,374)	(22,651)
Balance, end of period	$ (1,750,237)	$ (2,406,509)	$ (1,750,237)	$ (2,406,509)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of period	$ (304,669)	$ (279,338)	$ (297,307)	$ (294,511)
Unrealized gain/(loss) on foreign currency translation	28,582	(5,111)	29,939	(5,830)
Foreign exchange gain/(loss) on net investment hedge, net of tax	(24,276)	(13,728)	(32,995)	2,164
Balance, end of period	$ (300,363)	$ (298,177)	$ (300,363)	$ (298,177)
Total Shareholders' Equity	$ 921,225	$ 542,986	$ 921,225	$ 542,986

(1) For the three and nine months ended September 30, 2022, dividends declared were $0.050 per share and $0.126 per share, respectively (2021 – $0.030 per share and $0.089 per share, respectively).

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2022	2021	2022	2021
Operating Activities					
Net income/(loss)		$ 305,945	$ 98,112	$ 583,594	$ 57,528
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		82,225	81,250	219,006	194,392
Asset impairment	5	—	—	—	3,420
Changes in fair value of derivative instruments	16	(145,480)	7,963	(103,423)	178,601
Deferred income tax expense/(recovery)	14	93,149	31,401	174,632	31,049
Foreign exchange (gain)/loss on debt and working capital	13	16,997	(14,234)	14,876	(7,229)
Share-based compensation and general and administrative	12,15	3,665	3,277	13,959	4,060
Other expense/(income)	9	(289)	(176)	12,267	(2,093)
Amortization of debt issuance costs	8	366	419	1,070	728
Translation of U.S. dollar cash held in parent company	13	(956)	(288)	(1,071)	(1,907)
Other income reclassified to Investing Activities	17	—	(4,593)	—	(4,593)
Asset retirement obligation settlements	9	(1,560)	(1,681)	(12,704)	(8,461)
Changes in non-cash operating working capital	17	55,884	(19,273)	(45,408)	(124,190)
Cash flow from/(used in) operating activities		409,946	182,177	856,798	321,305
Financing Activities					
Drawings from/(repayment of) bank credit facilities	8	(130,315)	(106,000)	(186,015)	569,000
Repayment of senior notes	8	(21,000)	—	(100,600)	(81,600)
Debt issuance costs	8	—	—	—	(4,621)
Proceeds from the issuance of shares	15	—	—	—	98,339
Purchase of common shares under Normal Course Issuer Bid	15	(111,800)	(10,151)	(241,935)	(10,151)
Share-based compensation – tax withholdings settled in cash	15	—	—	(11,567)	(3,551)
Dividends	15,17	(11,516)	(7,929)	(29,374)	(24,400)
Cash flow from/(used in) financing activities		(274,631)	(124,080)	(569,491)	543,016
Investing Activities					
Capital and office expenditures	17	(121,382)	(77,719)	(311,449)	(193,266)
Bruin acquisition	6	—	—	—	(420,249)
Dunn County acquisition	6	—	(188)	—	(305,076)
Property and land acquisitions		(16,252)	(3,079)	(19,662)	(7,102)
Property divestments	9,17	4,214	(216)	6,333	3,782
Other expense/(income)		—	4,593	—	4,593
Cash flow from/(used in) investing activities		(133,420)	(76,609)	(324,778)	(917,318)
Effect of exchange rate changes on cash & cash equivalents		14,884	471	18,308	5,729
Change in cash and cash equivalents		16,779	(18,041)	(19,163)	(47,268)
Cash and cash equivalents, beginning of period		25,406	60,718	61,348	89,945
Cash and cash equivalents, end of period		$ 42,185	$ 42,677	$ 42,185	$ 42,677

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation (the "Company" or "Enerplus") including its Canadian and United States ("U.S.") subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2022 and the 2021 comparative periods. In the fourth quarter of 2021, the Company elected to change its reporting currency from Canadian dollars to U.S. dollars since the majority of its crude oil and natural gas properties are located in the U.S., and to facilitate a more direct comparison to other U.S. exploration and development companies. The change in reporting currency is a voluntary change which is accounted for retrospectively. All prior period amounts have been restated to reflect U.S. dollars as the reporting currency. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' annual audited Consolidated Financial Statements as of December 31, 2021.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include those that relate to: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion ("DD&A"), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous inputs and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. Inflation and discount rates impacting various items within the Company's financial statements are also subject to management estimation. When estimating the present value of future cash flows, the discount rate implicitly considers the potential impacts, if any, due to climate change factors. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

3) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2022	December 31, 2021
Accrued revenue	$ 291,342	$ 208,160
Accounts receivable – trade	26,280	23,697
Allowance for doubtful accounts	(3,852)	(3,869)
Total accounts receivable, net of allowance for doubtful accounts	$ 313,770	$ 227,988

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

At September 30, 2022 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Crude oil and natural gas properties[1]	$ 12,915,425	$ (11,496,611)	$ 1,418,814
Other capital assets	97,154	(86,126)	11,028
Total PP&E	$ 13,012,579	$ (11,582,737)	$ 1,429,842

At December 31, 2021 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Crude oil and natural gas properties[1]	$ 13,075,987	$ (11,822,482)	$ 1,253,505
Other capital assets	103,355	(89,468)	13,887
Total PP&E	$ 13,179,342	$ (11,911,950)	$ 1,267,392

(1)   All of the Company's unproved properties are included in the full cost pool.

5) IMPAIRMENT

No asset impairment was recorded during the three and nine months ended September 30, 2022 (2021 – nil and $3.4 million in the Canadian cost center, respectively). The primary factors that affect ceiling values include first-day-of-the-month commodity prices, reserves revisions, capital expenditure levels and timing, acquisition and divestment activity, and production levels.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2021 through September 30, 2022:

Period	WTI Crude Oil $/bbl	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas $/Mcf	Exchange Rate CDN$/US$
Q3 2022	$ 92.16	$ 113.94	$ 6.07	0.79
Q2 2022	85.82	104.78	5.14	0.79
Q1 2022	75.28	90.17	4.11	0.80
Q4 2021	66.55	78.15	3.64	0.80
Q3 2021	57.64	67.27	3.00	0.79

6) ACQUISITIONS & DIVESTMENT

a) Bruin E&P HoldCo, LLC Acquisition

On January 25, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus entered into a purchase agreement to acquire all of the equity interests of Bruin E&P HoldCo, LLC ("Bruin") for total cash consideration of $465.0 million, subject to certain purchase price adjustments. Bruin was a private company that held crude oil and natural gas interests in certain properties located in the Williston Basin, North Dakota. The effective date of the acquisition was January 1, 2021 and the acquisition was completed on March 10, 2021.

The transaction was accounted for as an acquisition of a business. The purchase price equation was determined following the closing date, during which time the value of the net assets and liabilities acquired was revised as indicated in the agreement and is reflected in the final purchase price equation as follows:

($ thousands)		At March 10, 2021
Consideration		
Purchase Price	$	465,000
Purchase price adjustments		(44,751)
Total consideration	$	420,249
Fair value of identifiable assets and liabilities of Bruin		
Other current assets		1,667
Property, plant and equipment		542,190
Right of use assets		1,892
Accounts payable		(25,257)
Asset retirement obligation		(21,964)
Commodity contract liabilities		(76,387)
Lease liabilities		(1,892)
Total identifiable net assets	$	420,249

b) Dunn County Acquisition

On April 30, 2021, the Company acquired assets in Dunn County, North Dakota from Hess Bakken Investments II, LLC for total cash consideration of $312.0 million, subject to customary purchase price adjustments. After purchase price adjustments, the purchase consideration including capitalized transaction costs was $306.8 million. The transaction was recorded as an asset acquisition.

c) Sleeping Giant and Russian Creek Divestment

On November 2, 2021, the Company completed a disposition of its interests in the Sleeping Giant field in Montana and the Russian Creek area in North Dakota in the Williston Basin, for total cash consideration of $115.0 million, subject to customary purchase price adjustments. After purchase price adjustments and transaction costs, adjusted proceeds were $107.8 million. In addition, Enerplus may receive up to $5.0 million in contingent payments if the WTI oil price averages over $65 per barrel in 2022 and over $60 per barrel in 2023, with amounts payable on January 31, 2023 and January 31, 2024, respectively. The fair value of the contingent payments have been recorded as part of Other Current Assets and Other Long-Term assets.

7) ACCOUNTS PAYABLE

($ thousands)		September 30, 2022		December 31, 2021
Accrued payables	$	160,782	$	106,222
Accounts payable – trade		292,902		260,786
Total accounts payable	$	453,684	$	367,008

8) DEBT

($ thousands)	September 30, 2022		December 31, 2021	
Current:				
Senior notes	$	80,600	$	100,600
Long-term:				
Bank credit facilities		230,044		397,971
Senior notes		122,600		203,200
Total debt	$	433,244	$	701,771

Bank Credit Facilities

During the nine months ended September 30, 2022, Enerplus converted its senior unsecured, covenant-based, $400 million term loan maturing on March 9, 2024 into a revolving bank credit facility with no other amendments. Debt issuance costs were netted against the debt on issuance and are being amortized over the three-year term with $1.2 million of unamortized debt issuance costs remaining at September 30, 2022.

Enerplus also has a senior unsecured, covenant-based, $900 million sustainability linked lending ("SLL") bank credit facility that matures on October 31, 2025. Debt issuance costs in relation to the SLL bank credit facility are being amortized over the four and a half year term with $1.2 million of debt issuance costs remaining unamortized at September 30, 2022.

For the three and nine months ended September 30, 2022, total amortization of debt issuance costs amounted to $0.4 million and $1.1 million, respectively (2021 – $0.4 million and $0.7 million, respectively).

Subsequent to the quarter, on November 3, 2022, Enerplus converted its $400 million revolving bank credit facility to a $365 million SLL bank credit facility, and extended the maturity to October 31, 2025. The $365 million SLL bank credit facility has similar targets to Enerplus' $900 million SLL bank credit facility, which was renewed with $50 million maturing on October 31, 2025, and $850 million maturing on October 31, 2026. There were no other significant amendments or additions to the two agreements' terms or covenants.

Senior Notes

During the three months ended September 30, 2022, Enerplus made a $21.0 million principal repayment on its 2014 senior notes. In addition, during the nine months ended September 30, 2022, Enerplus made its third $59.6 million principal repayment on its 2012 senior notes and a $20.0 million bullet payment. The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)
September 3, 2014	March 3 and Sept 3	4 equal annual installments beginning September 3, 2023	3.79%	$200,000	$84,000
May 15, 2012	May 15 and Nov 15	2 equal annual installments beginning May 15, 2023	4.40%	$355,000	$119,200
		Total carrying value at September 30, 2022			$ 203,200

Capital Management

Enerplus' capital consists of cash and cash equivalents, debt and shareholders' equity. The Company's objective for managing capital is to prioritize balance sheet strength while maintaining flexibility to repay debt, fund sustaining capital, return capital to shareholders or fund future production growth. Capital management measures are useful to investors and securities analysts in analyzing operating and financial performance, leverage, and liquidity. Enerplus' key capital management measures are as follows:

a) Net Debt

Enerplus calculates net debt as current and long-term debt associated with senior notes plus any outstanding bank credit facility balances, minus cash and cash equivalents.

($ thousands)	September 30, 2022	December 31, 2021
Current portion of long-term debt	$ 80,600	$ 100,600
Long-term debt	352,644	601,171
Total debt	$ 433,244	$ 701,771
Less: Cash and cash equivalents	(42,185)	(61,348)
Net debt	$ 391,059	$ 640,423

b) Adjusted funds flow

Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2022	2021	2022	2021
Cash flow from/(used in) operating activities	$ 409,946	$ 182,177	$ 856,798	$ 321,305
Asset retirement obligation settlements	1,560	1,681	12,704	8,461
Changes in non-cash operating working capital	(55,884)	19,273	45,408	124,190
Adjusted funds flow	$ 355,622	$ 203,131	$ 914,910	$ 453,956

c) Net debt to adjusted funds flow ratio

The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow.

($thousands)	September 30, 2022	December 31, 2021
Net debt	$ 391,059	$ 640,423
Trailing adjusted funds flow	1,173,387	712,433
Net debt to adjusted funds flow ratio	0.3x	0.9x

9) ASSET RETIREMENT OBLIGATION ("ARO")

($ thousands)	September 30, 2022	December 31, 2021
Balance, beginning of year	$ 132,814	$ 102,325
Change in estimates	27,186	26,586
Property acquisitions and development activity	3,225	1,304
Bruin acquisition (Note 6)	—	21,964
Dunn County acquisition (Note 6)	—	5,880
Divestments (Note 6)	(166)	(13,525)
Settlements	(12,704)	(12,951)
Government assistance	(786)	(4,594)
Accretion expense	5,599	5,825
Balance, end of period	$ 155,168	$ 132,814

Enerplus has estimated the present value of its ARO to be $155.2 million at September 30, 2022 based on a total undiscounted uninflated liability of $340.6 million (December 31, 2021 – $132.8 million and $303.3 million, respectively).

Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provide direct funding to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction to ARO. For the three and nine months ended September 30, 2022, Enerplus benefited from $0.3 million and $0.8 million, respectively (2021 – $0.2 million and $2.1 million, respectively), in government assistance, which has been recorded as other income in the Condensed Consolidated Statements of Income/(Loss).

For the nine months ended September 30, 2022, Enerplus recognized $13.1 million as part of other expense in the Condensed Consolidated Statements of Income/(Loss) to fund abandonment and reclamation obligation requirements on previously disposed of assets (2021 – nil).

10) LEASES

The Company has entered into various lease contracts related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheets. Such items are charged to operating expenses or general and administrative expenses, as appropriate, in the Condensed Consolidated Statements of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	September 30, 2022	December 31, 2021
Assets		
Operating right-of-use assets	$ 20,490	$ 26,118
Liabilities		
Current operating lease liabilities	$ 11,342	$ 10,618
Non-current operating lease liabilities	11,619	18,265
Total lease liabilities	$ 22,961	$ 28,883
Weighted average remaining lease term (years)		
Operating leases	2.6	3.3
Weighted average discount rate		
Operating leases	3.3%	3.4%

The Company's lease contract expenditures/(income) for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Operating lease cost	$ 3,016	$ 2,830	$ 8,863	$ 8,465
Variable lease cost	887	171	3,188	466
Short-term lease cost	2,210	449	4,781	1,754
Sublease income	(232)	(276)	(824)	(749)
Total	$ 5,881	$ 3,174	$ 16,008	$ 9,936

Variable lease payments are determined through analysis of day rate fees under applicable rig contracts. The amounts in the table above are recorded as part of general and administrative or operating expenses or property, plant, and equipment depending on the nature of the contract to which they relate. Although Enerplus has various leases containing extensions and/or termination options, none were determined to be reasonably certain to be exercised. As a result, none of these options are recognized as part of the ROU assets or lease liabilities at September 30, 2022 or December 31, 2021.

Maturities of lease liabilities, all of which are classified as operating leases at September 30, 2022 are as follows:

($ thousands)		Operating Leases
2022	$	3,075
2023		11,590
2024		6,174
2025		1,120
2026		966
After 2026		1,153
Total lease payments	$	24,078
Less imputed interest		(1,117)
Total discounted lease payments	$	22,961
Current portion of lease liabilities	$	11,342
Non-current portion of lease liabilities	$	11,619

Supplemental information related to leases is as follows:

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Cash amounts paid to settle lease liabilities:				
Operating cash flow used for operating leases	$ 1,937	$ 2,639	$ 7,744	$ 8,710
Right-of-use assets obtained/(terminated) in exchange for lease liabilities:				
Operating leases	$ 1,211	$ 747	$ 3,525	$ 9,404

11) CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas revenue by country and by product for the three and nine months ended September 30, 2022 and 2021 are as follows:

Three months ended September 30, 2022

($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 626,746	$ 456,385	$ 139,575	$ 30,784	$ 2
Canada	36,786	32,684	2,593	1,348	161
Total	$ 663,532	$ 489,069	$ 142,168	$ 32,132	$ 163

Three months ended September 30, 2021

($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 387,665	$ 308,142	$ 57,238	$ 22,280	$ 5
Canada	33,468	29,406	2,770	1,089	203
Total	$ 421,133	$ 337,548	$ 60,008	$ 23,369	$ 208

Nine months ended September 30, 2022

($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 1,677,253	$ 1,247,816	$ 347,043	$ 82,384	$ 10
Canada	127,448	112,680	9,855	4,457	456
Total	$ 1,804,701	$ 1,360,496	$ 356,898	$ 86,841	$ 466

Nine months ended September 30, 2021

($ thousands)	Total revenue	Crude oil[1]	Natural gas[1]	Natural gas liquids[1]	Other[2]
United States	$ 892,056	$ 703,818	$ 141,054	$ 47,165	$ 19
Canada	90,889	79,532	7,693	3,087	577
Total	$ 982,945	$ 783,350	$ 148,747	$ 50,252	$ 596

(1) U.S. sales of crude oil and natural gas relate primarily to the Company's North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company's waterflood properties.
(2) Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2022**	**2021**	**2022**	**2021**
General and administrative expense[1]	$ 10,797	$ 8,463	$ 31,191	$ 27,484
Share-based compensation expense	4,948	3,938	16,822	7,892
General and administrative expense	$ 15,745	$ 12,401	$ 48,013	$ 35,376

(1)   Includes a non-cash lease credit of $100 and $294, respectively for the three and nine months ended September 30, 2022 (2021 – credit of $92 and $273, respectively).

13) FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2022**	**2021**	**2022**	**2021**
Realized:				
Foreign exchange (gain)/loss	$ 68	$ 499	$ (41)	$ 2,867
Foreign exchange (gain)/loss on U.S. dollar cash held in parent company	(956)	(288)	(1,071)	(1,907)
Unrealized:				
Foreign exchange (gain)/loss on U.S. dollar working capital in parent company	16,997	(14,234)	14,876	(7,229)
Foreign exchange (gain)/loss	$ 16,109	$ (14,023)	$ 13,764	$ (6,269)

14) INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	**2022**	**2021**	**2022**	**2021**
Current tax				
United States	$ 7,929	$ (926)	$ 24,929	$ 2,489
Canada	—	—	—	—
Current tax expense/(recovery)	7,929	(926)	24,929	2,489
Deferred tax				
United States	$ 43,328	$ 41,583	$ 173,694	$ 85,903
Canada	49,821	(10,182)	938	(54,854)
Deferred tax expense/(recovery)	93,149	31,401	174,632	31,049
Income tax expense/(recovery)	$ 101,078	$ 30,475	$ 199,561	$ 33,538

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gain and losses, and share-based compensation.

The Company's deferred income tax asset recorded in Canada is $197.4 million offset by a deferred income tax liability in the U.S. of $11.1 million at September 30, 2022 (December 31, 2021 – $380.9 million net asset).

15) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued:	Nine months ended September 30, 2022		Year ended December 31, 2021	
(thousands)	**Shares**	**Amount**	**Shares**	**Amount**
Balance, beginning of year	243,852	$ 3,094,061	222,548	$ 3,113,829
Issued/(Purchased) for cash:				
Issue of shares (net of tax effected issue costs)	—	—	33,062	99,516
Purchase of common shares under Normal Course Issuer Bid	(18,126)	(175,803)	(12,898)	(128,686)
Non-cash:				
Share-based compensation – treasury settled[1]	1,240	7,959	1,140	9,402
Balance, end of period	226,966	$ 2,926,217	243,852	$ 3,094,061

(1)   The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three and nine months ended September 30, 2022 were $11.5 million and $29.4 million, respectively (2021 – $7.9 million and $22.6 million, respectively). Subsequent to the quarter, the Board of Directors approved a 10% increase to the dividend to $0.055 per share to be effective for the December 2022 payment.

On August 16, 2022, Enerplus renewed its Normal Course Issuer Bid ("NCIB") to purchase up to 10% of the public float (within the meaning under Toronto Stock Exchange rules) during a 12-month period. Enerplus completed its previous NCIB in July 2022.

During the three months ended September 30, 2022, 7,913,168 common shares were repurchased and cancelled under the NCIB at an average price of $14.13 per share, for total consideration of $111.8 million. Of the amount paid, $75.4 million was charged to share capital and $36.4 million was credited to accumulated deficit. During the nine months ended September 30, 2022, 18,126,090 common shares were repurchased and cancelled under the NCIB at an average price of $13.35 per share, for total consideration of $241.9 million. Of the amount paid, $175.8 million was charged to share capital and $66.1 million was credited to accumulated deficit.

During the three and nine months ended September 30, 2021, 1,657,650 common shares were repurchased and cancelled under the NCIB at an average price of $6.12 per share, for total consideration of $10.1 million. Of the amount paid, $16.5 million was charged to share capital and $6.4 million was credited to accumulated deficit.

Subsequent to September 30, 2022 and up to and including November 2, 2022, the Company repurchased 2,729,590 common shares under the NCIB at an average price of $16.00 per share, for total consideration of $43.7 million.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2022	**2021**	**2022**	**2021**
Cash:				
Long-term incentive plans expense	$ 1,183	$ 825	$ 3,577	$ 4,842
Non-Cash:				
Long-term incentive plans expense	3,765	3,369	14,253	4,333
Equity swap gain	—	(256)	(1,008)	(1,283)
Share-based compensation expense	$ 4,948	$ 3,938	$ 16,822	$ 7,892

Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), Director Deferred Share Unit ("DSU") and Director RSU ("DRSU") activity for the nine months ended September 30, 2022:

	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	Director Plans	PSU[1]	RSU	
Balance, beginning of year	589	3,981	3,065	7,635
Granted	86	796	825	1,707
Vested	(45)	(827)	(1,300)	(2,172)
Forfeited	—	(38)	(116)	(154)
Balance, end of period	630	3,912	2,474	7,016

(1) Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and nine months ended September 30, 2022, the Company recorded a cash share-based compensation expense of $1.2 million and $3.6 million, respectively (2021 – $0.8 million and $4.8 million, respectively).

As of September 30, 2022, a liability of $8.9 million (December 31, 2021 – $6.3 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded as Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2022 ($ thousands, except for years)		PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	14,145	$	9,169	$	23,314
Unrecognized share-based compensation expense		9,046		6,281		15,327
Fair value	$	23,191	$	15,450	$	38,641
Weighted-average remaining contractual term (years)		1.3		1.0		

(1) Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three and nine months ended September 30, 2022, nil and $11.6 million, respectively (2021 – nil and $3.6 million, respectively) in cash withholding taxes were paid.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended September 30,				Nine months ended September 30,			
(thousands, except per share amounts)		2022		2021		2022		2021
Net income/(loss)	$	305,945	$	98,112	$	583,594	$	57,528
Weighted average shares outstanding – Basic		231,565		256,345		237,835		252,432
Dilutive impact of share-based compensation		7,571		4,486		7,568		4,468
Weighted average shares outstanding – Diluted		239,136		260,831		245,403		256,900
Net income/(loss) per share								
Basic	$	1.32	$	0.38	$	2.47	$	0.22
Diluted	$	1.28	$	0.38	$	2.40	$	0.22

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At September 30, 2022, the carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At September 30, 2022, the senior notes had a carrying value of $203.2 million and a fair value of $189.2 million (December 31, 2021 – $303.8 million and $304.1 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

The fair value of derivative contracts, senior notes and bank credit facilities are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At September 30, 2022, Enerplus has commodity and contingent consideration contracts. See Note 6 regarding the contingent consideration contract.

The following table summarizes the income statement change in fair value for the three and nine months ended September 30, 2022 and 2021:

Gain/(Loss) ($ thousands)	Three months ended September 30, 2022		Three months ended September 30, 2021		Nine months ended September 30, 2022		Nine months ended September 30, 2021		Income Statement Presentation
Equity Swaps	$	—	$	256	$	1,008	$	1,283	G&A
Commodity Contracts:									
Crude oil		125,978		3,250		98,785		(158,259)	Commodity derivative
Natural gas		19,502		(11,469)		3,630		(21,625)	instruments
Total Unrealized Gain/(Loss)	$	145,480	$	(7,963)	$	103,423	$	(178,601)	

The following table summarizes the effect of Enerplus' commodity contracts on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30, 2022		Three months ended September 30, 2021		Nine months ended September 30, 2022		Nine months ended September 30, 2021	
Unrealized change in fair value gain/(loss)	$	145,480	$	(8,219)	$	102,415	$	(179,884)
Net realized gain/(loss)		(88,485)		(49,228)		(299,783)		(95,648)
Commodity contracts gain/(loss)	$	56,995	$	(57,447)	$	(197,368)	$	(275,532)

The following table summarizes the presentation of fair values at the respective period ends:

($ thousands)	September 30, 2022						December 31, 2021				
	Assets			Liabilities			Assets		Liabilities		
	Current		Long-term	Current		Long-term	Current		Current		Long-term
Equity Swaps	$ —	$	—	$ —	$	—	$ —	$	969	$	—
Commodity Contracts:											
Crude oil	7,088		3,407	38,025		2,181	1,771		141,364		7,098
Natural gas	8,091		—	1,429		—	3,897		867		—
Total	$ 15,179	$	3,407	$ 39,454	$	2,181	$ 5,668	$	143,200	$	7,098

The fair value of commodity contracts and the equity swaps is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

On March 10, 2021, the outstanding crude oil commodity contracts acquired with the Bruin acquisition were recorded at fair value. Realized and unrealized gains and losses on the acquired contracts are recognized in the Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the closing date of the Bruin acquisition.

At September 30, 2022, the fair value of Enerplus' commodity contracts totaled a net liability of $23.0 million (December 31, 2021 – $143.7 million). Of this total net liability, $13.2 million (December 31, 2021 – $40.2 million) related to Bruin contracts, with $4.7 million (December 31, 2021 – $22.8 million) remaining from the original $76.4 million liability acquired from Bruin on March 10, 2021.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes. The following tables summarize Enerplus' price risk management positions at November 3, 2022:

Crude Oil Instruments:

Instrument Type[1][2]	Oct 1, 2022 - Dec 31, 2022	
	bbls/day	US$/bbl
WTI Purchased Put	17,000	50.00
WTI Sold Put	17,000	40.00
WTI Sold Call	17,000	57.91
WTI Sold Swap[3]	1,834	42.65
WTI Purchased Swap	1,834	64.55

	Jan 1, 2023 - Jun 30, 2023		Jul 1, 2023 - Oct 31, 2023		Nov 1, 2023 - Dec 31, 2023	
	bbls/day	US$/bbl	bbls/day	US$/bbl	bbls/day	US$/bbl
WTI Purchased Put	15,000	79.33	5,000	85.00	5,000	85.00
WTI Sold Put	15,000	61.67	5,000	65.00	5,000	65.00
WTI Sold Call	15,000	114.31	5,000	128.16	5,000	128.16
Brent – WTI Spread	10,000	5.47	10,000	5.47	10,000	5.47
WTI Purchased Swap	250	64.85	250	64.85	—	—
WTI Sold Swap[3]	250	42.10	250	42.10	—	—
WTI Purchased Put[3]	2,000	5.00	2,000	5.00	2,000	5.00
WTI Sold Call[3]	2,000	75.00	2,000	75.00	2,000	75.00

(1) The total average deferred premium spent on the Company's outstanding crude oil contracts is $1.50/bbl from October 1, 2022 – December 31, 2022 and $1.25/bbl from January 1, 2023 – December 31, 2023.

(2) Transactions with a common term have been aggregated and presented at weighted average prices and volumes.

(3) Upon closing of the Bruin Acquisition, Bruin E&P Holdco, LLC's outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At September 30, 2022, the remaining liability was $4.7 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition.

Natural Gas Instruments:

Instrument Type[1]	Oct 1, 2022 – Oct 31, 2022		Nov 1, 2022 – Mar 31, 2023		Apr 1, 2023 – Oct 31, 2023	
	MMcf/day	US$/Mcf	MMcf/day	US$/Mcf	MMcf/day	US$/Mcf
NYMEX Swap	40.0	3.40	—	—	—	—
NYMEX Purchased Put	60.0	3.77	120.0	6.27	50.0	4.05
NYMEX Sold Call	60.0	4.50	120.0	18.17	50.0	7.00

(1)   Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

Foreign Exchange Risk & Net Investment Hedge:

Enerplus is exposed to foreign exchange risk as it relates to certain activity transacted in Canadian or United States dollars. Enerplus has a U.S. dollar reporting currency, however Enerplus' parent company has a Canadian functional currency. Activity in the Canadian parent company that is transacted in U.S. dollars results in realized and unrealized foreign exchange gains and losses and is recorded on the Condensed Consolidated Statements of Income/(Loss).

Enerplus may designate certain U.S. dollar denominated debt held in the parent entity as a hedge of its net investment in its U.S. subsidiary, which has a U.S. dollar functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited by the cumulative translation gain or loss on the net investment in the foreign subsidiary. At September 30, 2022, $203.2 million of senior notes and $230.0 million drawn on the bank credit facilities were designated as net investment hedges (December 31, 2021 – $303.8 million of the senior notes and $400 million of the term loan, respectively). For the three and nine months ended September 30, 2022, Other Comprehensive Income/(Loss) included an unrealized loss of $24.3 million and $33.0 million, respectively on Enerplus' U.S. denominated senior notes and bank credit facilities (2021 – $13.7 million loss and $2.2 million gain, respectively).

Interest Rate Risk:

The Company's senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At September 30, 2022, approximately 47% of Enerplus' debt was based on fixed interest rates and 53% on floating interest rates (December 31, 2021 – 43% fixed and 57% floating), with weighted average interest rates of 4.2% and 2.5%, respectively. At September 30, 2022, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. The Company may enter into various equity swaps to fix the future settlement cost on a portion of its cash settled LTI plans. At September 30, 2022, Enerplus did not have any equity swaps outstanding.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company's maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2022, approximately 91% of Enerplus' marketing receivables were with companies considered investment grade (December 31, 2021 – 83%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2022 was $3.9 million (December 31, 2021 – $3.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At September 30, 2022, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

iv) Climate Change Risk

Enerplus is exposed to climate change risks through changing regulation, potential access to capital, capital spending plans and the impact of climate related events on the Company's financial position. The Company did not recognize amounts in respect of climate change risk in the Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2022 as there have been no material changes since management's risk assessment at December 31, 2021.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Accounts receivable	$ 73,456	$ (31,861)	$ (86,627)	$ (152,635)
Other assets	(2,575)	(6,361)	2,217	(5,093)
Accounts payable – operating	(14,997)	18,949	39,002	33,538
Non-cash operating activities	$ 55,884	$ (19,273)	$ (45,408)	$ (124,190)

b) Changes in Non-Cash Financing Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Dividends payable	$ —	$ —	$ —	$ (1,749)
Non-cash financing activities	$ —	$ —	$ —	$ (1,749)

c) Changes in Non-Cash Investing Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Accounts payable – investing[1]	$ (6,750)	$ (13,815)	$ 35,540	$ 29,029

(1) Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2022	2021	2022	2021
Settlement on divestment[1]	$ —	$ —	$ 13,053	$ —

(1) Relates to funding abandonment and reclamation obligation requirements on previously disposed assets. Refer to Note 9.

d) Cash Income Taxes and Interest Payments

($ thousands)	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Income taxes paid/(received)	$ 17,657	$ 753	$ 20,271	$ 4,171
Interest paid	$ 5,056	$ 6,221	$ 17,455	$ 18,585

e) Other

During the three months ended September 30, 2021, Enerplus received a $4.6 million distribution associated with a privately held investment. This distribution was recorded within Transaction costs and other expense/(income) on the Consolidated Statements of Income/(Loss), and reflected as an investing activity in the Condensed Consolidated Statements of Cash Flows.

18) SUBSEQUENT EVENTS

During the quarter, the Company announced it had entered into a definitive agreement with Journey Energy Inc. ("Journey") to sell certain Canadian assets ("the Assets") located in Alberta for total consideration of CDN$140 million, prior to closing adjustments. The total consideration comprises cash of CDN$81 million, 3.0 million common shares in Journey, and a CDN$45 million monthly amortizing, interest-bearing loan which Enerplus will provide to Journey that is secured by certain of the Assets and which must be repaid in full by October 31, 2024. The divestment closed on October 31, 2022.

Subsequent to the quarter, on November 2, 2022, the Company announced it had entered into a definitive agreement with Surge Energy Inc. ("Surge") to sell substantially all of its remaining Canadian assets located in Alberta and Saskatchewan for total consideration of CDN$245 million, prior to closing adjustments. The total consideration comprises cash of CDN$210 million and CDN$35 million in common shares of Surge. The divestment is expected to close in December 2022.